EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2010	2011	2012	2013	2014
EARNINGS
Income Before Income Taxes	$210,898	$252,618	$423,030	$326,146	$370,343
Fixed Charges (as below)	217,500	217,280	210,421	201,704	220,480
Total Earnings	$428,398	$469,898	$633,451	$527,850	$590,823

FIXED CHARGES
Interest Expense	$207,649	$204,623	$202,074	$192,982	$209,570
Credit for Allowance for Borrowed Funds Used During Construction	2,251	6,257	1,347	1,522	3,810
Estimated Interest Element in Lease Rentals	7,600	6,400	7,000	7,200	7,100
Total Fixed Charges	$217,500	$217,280	$210,421	$201,704	$220,480

Ratio of Earnings to Fixed Charges	1.96	2.16	3.01	2.61	2.67